UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ) 02,429,144/0001-93

Company Registry ID (NIRE) 353,001,861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), in compliance with the provisions contained in article 157, paragraph 4, of Law 6,404/76 and Instruction 358/2002 from the Brazilian Securities and Exchange Commission (“CVM”), as previously informed in the Material Fact notice of January 24, 2013, hereby announces to its shareholders and the market the following:

Pursuant to the Private Instrument of Concession of Successive Share Purchase and Sale Options and Other Covenants (“Purchase Option Agreement”), executed on July 17, 2002, the transaction involving the exercise of the purchase option (“Purchase Option Transaction”) of all the additional shares, corresponding to 4% (four percent) of the shares (“Shares”) bound by the Shareholders’ Agreement of CPFL Energia (“Bound Shares”), held by Energia São Paulo Fundo de Investimento em Ações (“Energia SP FIA”), the lawful successor of Bonaire Participações S.A. (“Bonaire”), was concluded.

During said Purchase Option Transaction, on March 25, 2013, Camargo Corrêa S.A. (“CCSA”) sold eleven million, eight hundred and four thousand, five hundred and thirty (11,804,530) Bound Shares and Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”) sold nine million, eight hundred and ninety-seven thousand, eight hundred and sixty (9,897,860) Bound Shares to Energia SP FIA.

On the same date (March 25, 2013), VBC Energia S.A. (“VBC”) transferred to ESC Energia S.A. (“ESC Energia”), nine million, eight hundred and ninety-seven thousand, eight hundred and sixty (9,897,860) Bound Shares as payment of the capital increase. VBC and ESC Energia are companies belonging to the Camargo Corrêa Group and ESC Energia is a wholly-owned subsidiary of VBC.

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Thus, the ownership of the Bound Shares after the conclusion of said transactions was as follows:

Shareholder	Number of Bound Shares Before the Sale	Number of Bound Shares After the Sale
VBC	9,897,860	0
ESC	224,188,344	234,086,204
CCSA	11,804,530	0
BB CL I	196,276,558	196,276,558
Previ	9,897,860	0
Energia SP FIA	90,484,600	112,186,990
Bonaire	10,000	10,000
Total Control Block	542,559,752	542,559,752

São Paulo, March 28, 2013.

______________________________

CPFL ENERGIA S.A.

GUSTAVO ESTRELLA

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.